SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.

(the “Registrant”)

Galicia Financial Group S.A.

(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor

(CP1038AAJ) Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

Commission File No. 0-30852

Grupo Financiero Glaicia S.A. Announces Notice of Greenshoe Exercise

On September 29, 2017, Grupo Financiero Galicia S.A. (the “Company”) received a notice from the underwriters of its previously announced offering of 109,999,996 Class B ordinary shares, including Class B ordinary shares represented by American Depositary Shares (“ADSs”), each representing 10 Class B ordinary shares (the “Offering”), indicating that they have exercised their option to purchase an additional 14,976,080 additional Class B ordinary shares, in the form of 1,497,608 ADSs, at the public offering price of US$50.00 per ADS. As a result of the underwriters’ exercise of their option, the Company expects that certain investors in Argentina will be assigned with an additional 1,523,924 Class B ordinary shares at an offering price of US$5.00 each due to its preferential subscription rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: October 2, 2017	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	Chief Executive Officer